

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 31, 2009

Mr. Leo Watterson
Vice President—Corporate Accounting and Chief Accounting Officer
Emeritus Corporation
3131 Elliott Avenue, Suite 500
Seattle, WA 98121

> Re: **Emeritus Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **and Documents Incorporated by Reference**
> **Filed March 16, 2009**
> **File No. 001-14012**

Dear Mr. Watterson:

We have reviewed your supplemental response letters dated June 18, 2009 and July 20, 2009 as well as your filing and have the following comments.

Impairment Loss in Long-Lived Assets, page 37

1. We note your response to comment 2. You indicate in your response that on the test dates of October 31, 2007, October 31, 2008 and December 31, 2008, your market capitalization exceeded your book value. Since your market capitalization, or estimated minimum fair value, exceeded your book value, you did not incur the time and expense of performing a further comprehensive evaluation of fair value, and concluded that no impairment existed at those dates. Since you were required to perform your annual impairment test at October 31, 2008, it appears that you used your market capitalization at October 31, 2008 to determine the fair value of your reporting unit. Therefore, it appears that you utilized two different methodologies to determine the fair value of your reporting unit at October 31, 2008 and at March 31, 2009. Please revise or advise.

Other, net, page 39

2. We note your response to prior comment three. It appears that a reclassification of your project development expenses would significantly impact your operating income from continuing operations. Tell us why you do not believe that you should restate your financial statements. Provide us with your SAB 99 analysis.

1. Description of Business, Basis of Presentation, and Summary of Significant
Accounting Policies

Asset Impairments
b. Goodwill, page F-13

3. We note your response to prior comment five. We note that your geographic
    divisions are businesses for which discrete financial information is available and is
    regularly reviewed by segment management. We further note your statement that you
    believe that your divisions have similar economic characteristics. Please provide us
    with a more detailed analysis of the similar economic characteristics including
    whether goodwill is recoverable from the separate operations of each component
    business or from two or more component businesses working in concert and the
    extent to which the component businesses share assets and other resources. Further,
    please provide us with an analysis that includes historical and projected revenues,
    gross margins, and gross margin percentages, along with any other information you
    believe would be useful for each of these geographic divisions to help us understand
    how these divisions are economically similar. Please also address any differences in
    the trends these financial indicators depict (e.g. if margin is decreasing for one
    division and increasing for another).

4. We note that you have identified one operating segment. In order that we may better
    understand the basis for your segment reporting, please provide us copies of all the
    information provided to your chief operating decision maker (CODM). Also, please
    confirm to us in writing that you have provided us with all of the reports provided to
    the CODM.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. You may contact
Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant
Branch Chief, at (202) 551-3836 if you have questions regarding comments on the
financial statements and related matters. Please contact Jessica Plowgian, Attorney-
Adviser, at (202) 551-3367, or Paul Fischer at (202) 551-3415 with any other questions,
or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director